SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3*)



NAME OF ISSUER:  General Devices, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  369514203000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     G. Tyler Runnels
     T. R. Winston & Company, LLC.
     1999 Avenue of the Stars
     Suite 2530
     Los Angeles, CA 90067                      (310) 201-2700

DATE OF EVENT WHICH REQUIRES FILING:    OCTOBER 18, 2005


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

Check the following if a fee is being paid with the statement: (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   369514203000


1.       NAME OF REPORTING PERSON:   G. Tyler Runnels

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   USA

7.       SOLE VOTING POWER:    0

8.       SHARED VOTING POWER:   0

9.       SOLE DISPOSITIVE POWER:     0

10.      SHARED DISPOSITIVE POWER:    0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0

14.      TYPE OF REPORTING PERSON:   IN

Item 1.    SECURITY AND ISSUER

     This Amendment No. 3 relates to the Schedule 13D (the "Schedule") filed on November 27, 2002, amended on February 16, 2005 and September 28, 2005, in connection with the ownership by G. Tyler Runnels of the common stock, $.01 par value per share of General Devices, Inc., a Delaware corporation (the "Company" or "General Devices"). The capitalized terms, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.

Item 4. Purpose of Transaction.

     Item 4 is hereby amended and supplemented by adding the following at the end thereof:

     On October 18, 2005, pursuant to a Stock Purchase Agreement dated as of September 26, 2005, by and among Mr. Runnels and two other stockholders of the Company, including Asset Value Fund Limited Partnership (Asset Value), the Company's principal stockholder (collectively, the "Sellers") and Halter Capital Corporation ("Halter"), the Sellers sold, and Halter purchased, an aggregate of 2,293,810 shares (the "Shares") of the Company's common stock, $.01 par value per share (the "Company Common Stock") owned by the sellers for $498,199.47 in cash. The Shares constituted approximately 64% of the outstanding shares of Company Common Stock. Mr. Runnels is the owner of 147,748 of the Shares sold to Halter.

     In addition, Mr. Runnels sold to each of Richard Coombe and Patricia Gunter, pursuant to agreements dated October 18, 2005, 100,000 shares of Company Common stock owned by Runnels for $21,719.30.

     The 347,748 Shares sold by Mr. Runnels in connection with these agreements constituted all of the shares of Company Common Stock that he owned.

     Concurrently with closing of the Stock Purchase Agreement, the Company's two directors resigned and were replaced by two designees of Halter.

Item 5.  Interest in Securities of the Company

     Item 5(a) of the Schedule is hereby deleted and replaced in its entirety by the following:

     As a result of the sale of the Shares to Halter and the sale of 100,000 shares to each of Mr. Coombe and Ms. Gunter, as described in Item 4 of this Amendment No. 3, Mr. Runnels does not own beneficially or of record any shares of Company Common Stock.

     Item 5( c) of the Schedule is amended and supplemented by adding the following at the end thereof:

     Except for the transactions set forth in Item 4 of this Amendment No. 3, the description of which is incorporated by reference into this Item 5(c), Mr. Runnels has not effected any transactions in the Company Common Stock since September 28, 2005, the date on which Amendment No.2 to the Schedule was filed.

     Item 5(e) of the Schedule is amended and supplemented by adding the following at the end thereof:

     On October 18, 2005, Mr. Runnels ceased to be the beneficial owner of more than five percent of the outstanding Company Common Stock.

     Item 7. Material to be Filed as Exhibits

Exhibit No.  Description
----------   -----------

99.1     Stock Purchase Agreement, dated as of October 18, 2005
99.2     Stock Purchase Agreement, dated as of October 18, 2005.

                                    SIGNATURE
                                    ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 19, 2005


                                      /s/ G. Tyler Runnels
                                      --------------------------------
                                      G. Tyler Runnels